SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934

                             ALPENA BANCSHARES, INC.
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                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
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                         (Title of Class of Securities)

                                    020584108
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                                 (CUSIP Number)

                                                  with a copy to:
         Jeffrey S. Halis                         George J. Mazin, Esq.
         153 East 53rd Street                     Lowenstein Sandler PC
         55th Floor                               65 Livingston Avenue
         New York, New York  10022                Roseland, New Jersey  07068
         (212) 446-2460                           (973) 597-2500
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                January 22, 2002
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             (Date of Event that Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.020584108
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1)   Names of  Reporting  Persons/I.R.S.  Identification  Nos. of Above  Persons
     (entities only): Jeffrey S. Halis

2)   Check the Appropriate Box if a Member of a Group (See Instructions):

         (a)                                Not
         (b)                             Applicable

3)   SEC Use Only

4)   Source of Funds (See Instructions): WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): Not Applicable

6)   Citizenship or Place of Organization: United States

     Number of                             7) Sole Voting Power:        93,708*
                                           -------------------------------------
     Shares Beneficially                   8) Shared Voting Power:           0
                                           -------------------------------------
     Owned by
     Each Reporting                        9) Sole Dispositive Power:   93,708*
                                           -------------------------------------
     Person With:                          10) Shared Dispositive Power:     0
                                           -------------------------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person: 93,708 *

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13)  Percent of Class Represented by Amount in Row (11): 5.7%*

14)  Type of Reporting Person (See Instructions): IA
--------------------------------
* 2,193 shares (.13%) of Alpena Bancshares, Inc. common stock, par value $1.00 per share (the "Common Stock"), are owned by Madison Avenue Partners, L.P., a Delaware limited partnership ("Madison"). 72,571 shares (4.42%) of the Common Stock are owned by Tyndall Partners, L.P., a Delaware limited partnership ("Tyndall"). 18,944 shares (1.15%) of the Common Stock are owned by Tyndall Institutional Partners, L.P., a Delaware limited partnership ("Tyndall Institutional"). Pursuant to the Agreement of Limited Partnership of each of Madison, Tyndall, and Tyndall Institutional, Jeffrey
     S. Halis possesses sole power to vote and direct the disposition of all the shares of Common Stock owned by each of Madison, Tyndall, and Tyndall Institutional, respectively. Jeffrey S. Halis's interest in the Common Stock as set forth herein is limited to the extent of his pecuniary interest, if any, in Madison, Tyndall, and Tyndall Institutional, respectively.

Item 1.  Security and Issuer.
         -------------------

     This statement relates to the common stock, par value $1.00 per share (the "Common Stock"), of Alpena Bancshares, Inc. (the "Issuer"), the principal executive offices of which are located at 100 South Second Avenue, Alpena, MI 49707.

Item 2.  Identity and Background.
         -----------------------

     The person filing this statement is Jeffrey S. Halis, whose business address is 153 East 53rd Street, 55th Floor, New York, New York 10022. Mr. Halis is the sole member of Jeffrey Management, L.L.C. which serves as a general partner of Tyndall Capital Partners, L.P., a Delaware limited partnership ("Tyndall Capital"). Tyndall Capital serves as the sole general partner of each of Tyndall Partners, L.P. ("Tyndall"), Tyndall Institutional Partners, L.P.
("Tyndall Institutional"), and Madison Avenue Partners, L.P. ("Madison"), each of which is a Delaware limited partnership having its principal executive offices located at 153 East 53rd Street, 55th Floor, New York, New York 10022. Each of Tyndall, Tyndall Institutional, Madison, and Jeffrey Halis, are engaged in investment in personal property of all kinds, including, but not limited to, capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options, and other securities of every kind and nature. Mr. Halis has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Halis is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     All funds used to purchase shares of common stock of the Issuer on behalf of Tyndall come directly from the net assets of Tyndall. All funds used to purchase shares of common stock of the Issuer on behalf of Tyndall Institutional come directly from the net assets of Tyndall Institutional. All funds used to purchase shares of common stock of the Issuer on behalf of Madison come directly from the net assets of Madison.

Item 4.  Purpose of Transaction.
         ----------------------

     The acquisition of the shares of common stock referred to in Item 5 was effected for investment purposes on behalf of Tyndall, Tyndall Institutional, and Madison, respectively. Mr. Halis has no present plans or intentions that relate to or would result in any of the transactions required to be described in
Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

     Based upon the September 30, 2001 Quarterly Report of Alpena Bancshares, Inc., as of November 1, 2001, there were issued and outstanding 1,641,579 shares of Common Stock of Alpena Bancshares, Inc. As of November 22, 2001, Tyndall owned 21,571 shares of the Issuer's Common Stock, or 1.31% of those outstanding; Tyndall Institutional owned 7,944 shares of the Issuer's Common Stock, or .48% of those outstanding; and Madison owned 2,193 shares of the Issuer's Common Stock, or .13% of those outstanding. Jeffrey S. Halis possesses sole power to vote and direct the disposition of all shares of Common Stock of Alpena Bancshares, Inc. owned by each of Tyndall Partners, L.P., Tyndall Institutional, and Madison. Jeffrey S. Halis's interest in the Common Stock of the three entities as set forth herein is limited to the extent of his pecuniary interest, if any, in Tyndall, Tyndall Institutional, and Madison, respectively. The following table details the transactions by Tyndall, Tyndall Institutional, and Madison in shares of the Issuer's Common Stock during the sixty days preceding the date of the event that requires the filing of this statement (each of which were effected in ordinary brokers transactions):

                            A. Tyndall Partners, L.P.


   Date                         Quantity                               Price
                              (Purchases)

 01-04-02                       44,000                                 $12.25
 01-22-02                        7,000                                  13.10

                     B. Tyndall Institutional Partners, L.P.


  Date                         Quantity                                 Price
                              (Purchases)
01-04-02                        6,000                                  $12.25
01-22-02                        5,000                                   13.10


                        C. Madison Avenue Partners, L.P.
                                      NONE

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

     No contracts, arrangements, understandings or similar relationships exist with respect to the shares of common stock of Alpena Bancshares, Inc. between Jeffrey S. Halis and any person or entity.

Item 7.    Material to be Filed as Exhibits.
           --------------------------------

           Not applicable.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. January 25, 2002


                                   /s/ Jeffrey S. Halis
                                   ---------------------------------------------
                                   Jeffrey S. Halis, as a member of Jeffrey Management, L.L.C., a general partner of Tyndall Capital Partners, L.P., the general partner of each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., and Madison Avenue Partners, L.P.


      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).